As filed with the Securities and Exchange Commission on September 30, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38096

G1 THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

700 Park Offices Drive

Suite 200

Research Triangle Park, NC 27709

(Address, including zip code of registrant’s principal executive offices)

Common stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

Explanatory Note: Pursuant to the Agreement and Plan of Merger, dated as of August 6, 2024 (the “Merger Agreement”), by and among the Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), Genesis Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser”) and G1 Therapeutics, Inc., a Delaware Corporation (the “Company”), Purchaser merged with and into the Company with the Company surviving the merger as an indirect wholly owned subsidiary of Parent. The merger became effective on September 18, 2024, upon the filing of the certificate of merger with the Secretary of State of the State of Delaware.

Pursuant to the requirements of the Securities Exchange Act of 1934, G1 Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2024

G1 THERAPEUTICS, INC

By:	/s/ Joshua Franklin
Name:	Joshua Franklin
Title:	President